UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 9, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE:FBR) (“Fibria” or “Company”), in compliance with article 157, §4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, hereby announces the repurchase of part of its debt securities maturing in 2021 (“2021 Notes”) issued by Fibria Overseas Finance Ltd (a wholly-owned subsidiary of Fibria) with a coupon of 6.75% p.a., in the amount of US$430 million that represents 78% of the total principal outstanding. Considering the above mentioned repurchase, the remaining outstanding of the 2021 Notes is US$118 million.

The Company also informs that on May 7, 2014, priced by the same subsidiary a new issuance of US$600 million maturing in 2024 (2024 Notes) with a coupon of 5.25% p.a..

The settlement date is expected for May 12th, 2014.

These transactions are consistent with Fibria’s indebtness strategy to reduce its debt service costs and increase the average tenor of its total debt. The expense incurred by the Company in connection with the early redemption of the 2021 Notes will cause an impact its second quarter 2014 financial results of approximately US$55 million, a portion of which will be non-cash.

São Paulo, May 09th, 2014.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

 Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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